SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                             FORM 15


Certification and Notice of Termination of Registration under
Section 12(g) of the Securities and Exchange Act of 1934 or
Suspension of Duty to File Reports Under Section 13 and 15(d) of the Securities Exchange Act of 1934.

                 COMMISSION FILE NO.:  000-7589


                USP REAL ESTATE INVESTMENT TRUST
     (Exact name of registrant as specified in its charter)


           4333 Edgewood Road N.E., Cedar Rapids, Iowa (319) 398-8975 (Address and telephone number of registrant's principal executive offices)


                  SHARES OF BENEFICIAL INTEREST
    (Title of each class of securities covered by this Form)


                              NONE
  (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


     Please place an "X" in the boxes to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)      [ X ]       Rule 12h-3(b)(1)(ii)    [   ]
     Rule 12g-4(a)(1)(ii)     [   ]       Rule 12h-3(b)(2)(i)     [   ]
     Rule 12g-4(a)(2)(i)      [   ]       Rule 12h-3(b)(2)(ii)    [   ]
     Rule 12g-4(a)(2)(ii)     [   ]       Rule 15d-6              [ X ]
     Rule 12h-3(b)(1)(i)      [ X ]

     Approximate number of holders of record as of the certification or notice date:

                  ZERO - Registrant Liquidated

     Pursuant to the requirements of the Securities Exchange Act of 1934,USP Real Estate Investment Trust has caused this
Certification and Notice to be signed on its behalf by the undersigned duly authorized person.


                                   USP REAL ESTATE INVESTMENT TRUST



                                 By: /s/ Alan F. Fletcher
                                     Alan F. Fletcher
                                     Vice President andTreasurer

Dated:  August 14, 2000